Form 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following is a transcript of a presentation given jointly by The Thomson Corporation and Reuters Group PLC today at 8:30 am, New York/Toronto time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Explanatory Note:

The following is a transcript of a question and answer (Q&A) session from a presentation given jointly by The Thomson Corporation and Reuters Group PLC today at 8:30 am, New York/Toronto time. A transcript of the management presentation given at 9:30 am, London time (along with the related Q&A session), was previously filed on Form 425. The two management presentations are substantially identical.

THOMSON-REUTERS
CONFERENCE CALL

Tuesday, 15 May 2007 @ 08:30am New York/Toronto time

QUESTION AND ANSWER SESSION

Andrew Mitchell (Scotia Capital):  Just three areas of interest. I wonder first off if you could outline a little more in the anti-trust process just giving us a sense of the key hurdles and timelines, and your level of comfort in attaining clearance. Then two other areas after that.

Tom Glocer:  I will jump in here. There is not a lot more I can say. We will be making preliminary contact with the anti-trust authorities just to map out the process and give them the benefit of timing. Then it is very much up to them as to the pace at which we proceed. I think we obviously all think that this is a transaction that can be completed and can be completed as structured, but I don’t think there is much more we can say today specifically on the timing of obtaining those approvals.

Andrew Mitchell:  Okay. I will head to the next area then. On the synergy side, I wondered if you could give us a sense of what restructuring charges might be required to deliver the $500 million-plus in synergies, a little more may be on the level of complexity involved in getting to them, and what we should be thinking about as the capex to revenue during that restructuring period of 2008-2010 for the combined company capex to revenue run rate?

Bob Daleo:  As usual you ask challenging questions! In terms of the synergies restructuring charges, you will recall that I said these are net synergies, which means that net against them are what might be some dys-synergies and we really do not have those fully quantified at this point. However, I would say that traditionally our ratio has been $1 expense to $1 of savings, although because we have these revenue dys-synergies

I would say it would be higher than that: it could be from $1-$1.50 of cost for the savings we have identified net.

Andrew Mitchell:  Would that include both capex and pre-tax charges?

Bob Daleo:  Yes, it would include all costs. Then as far as the capex to revenue is concerned, in the steady run rate of the business, not unremarkably for both Thomson and Reuters, because our companies have such compatibility, our capital:revenue is roughly about the same at around 7%. I know that you are not asking that, you are asking how high could it go during this integration period. I could not answer that question because we have not yet said how much of these one-time costs are capital versus expense or other items. Therefore, I cannot answer that as clearly as you might like today.

Andrew Mitchell:  The final area is one on which you touched a couple of times concerning growth and revenue synergies. Am I to take it that, at this point, we shall not hear much about that strategy specifically, particularly with the anti-trust hurdles to clear?

Dick Harrington:  I think we are looking at growth and cost synergies across the total organisation. If we look at the news service and what that can deliver, or legal, scientific or healthcare, we believe there are opportunities for us to create better products and services using the combination of all the content and all the technology to all our customers, regardless of what particular market they are in.

Bob Daleo:  You are right, Andrew, that the $500 million does not include any estimation of revenue synergies.

Andrew Mitchell:  Okay and is there a later date when we shall probably hear more specifically about that when you are more comfortable with the strategy?

Bob Daleo:  Andrew, as has been our practice in the past, when we know something and have a good understanding of it, we shall let you know.

Dick Harrington:  I just want to clarify that we are very comfortable with the strategy, it is just not something on which, at this stage of the game, we are prepared to go into detail.

Frank Golden:  Before we take the next question, I would like to ask the operator if she would remind the participants as to how they can ask questions.

Tim Casey (Bank of Montreal):  I have a couple of questions. Going back to the synergies, can you talk a little about more unworthy areas of cost savings that are coming and, on an order of magnitude basis, can you break it down in terms of headcount reduction, network consolidation, facilities consolidation, just to give us some comfort as to how you will get there. Bob, I have a question for you on net debt. The pro forma number is a little less than 7.5 but I gather that that does not include proceeds from Prometric and NETg. Both companies will be generating free cash flow between now and the close, so when you finally close the deal is the number more like $6 billion, and could you comment on what you think the effective borrowing rate will be going forward?  Thanks.

Bob Daleo:  Let me take this in bite-size portions. First, in terms of our debt, I would remind you that we have a significant amount coming in from the sale of Thomson Learning. Rather in terms of the absolute value of debt, I would much rather talk about the kind of target ratios we are looking at. As a pro forma today, we are at about 2.6 times EBITDA in the pro forma company, and when we look at Thomson and Reuters and we look at the quality of our ratings, we are in the S&P sense A- in Thomson and BBB+ in Reuters, and we feel going forward that that kind of range is right for us.

You are right that we have significant cash generation capabilities in this business, and we believe that the right balance for capital strategy going forward is to be in that range whether it is A- or BBB+. That kind of quality gives us the ability to do things going forward, because the whole idea of putting these businesses together is to grow them, so we want to make sure that we have the fire power to do that. Therefore, we target more around that than a specific debt number.

As far as the synergies, you are asking questions that are well beyond anyone’s ability to answer right now. What we are talking about here is that we have sat down and have an understanding of where these areas might be, and the usual suspects are that we have opportunities in technology, product development, customer support, certainly in facilities and G&A in both companies. We are working through these very carefully and we are not in a position to comment, nor would we want to, at this time on the specifics beyond giving you this broad number as an indication of where we think we can go and probably we are targeting to exceed.

Tom Glocer:  Based on the experience of both companies in taking costs out of the single side, the Reuters experience over the last five years has been that we have taken $1.8 billion out of the annual run rate of the company’s cost base. We have said that we shall take out in excess of $500 million, because we are very confident that we can achieve that and we have some optionality, different routes we can take, on which Bob and I shall be working very closely.

Randal Rudniski (Credit Suisse):  I have two questions. First, I want to be crystal clear as far as the dual listed shares. Do these two shares each represent the same underlying assets, i.e. the financial assets but also the legal, regulatory, tax etc.

Bob Daleo:  Randy, the way to think about it is you have these two legal entities, as I explained, that have equal economic rights into the combined business. So a share of Reuters plc has the same rights to all of the businesses, both the financial, legal and regulatory, as well as a share of the Thomson-Reuters Corporation has equal rights to all the financial economics including Reuters here.

Geoff Beattie:  The simple way is that they are identical in every respect.

Randal Rudniski: Okay that is great. Secondly, there will be a shareholder vote both at Thomson and Reuters, particularly on the Thomson side. Will the shareholders be voting specifically to approve the adoption of the Reuters Trust Principles and Founders Share Company, or are there other elements they will vote on?  What level of vote will be required to pass that change?

Bob Daleo:   The more appropriate way to look at it is that the shareholders of Thomson, which will obviously be spearheaded by Woodbridge, have agreed to vote in favour of the transaction as we presented it in all respects.

Randal Rudniski:  So is it a majority of the minority?

Bob Daleo:  No, it is a straight shareholder vote, so you can draw the conclusion that it will be successful.

Karl Choi (Merrill Lynch):  The question I have is perhaps more for Dick. I know it is a long-term transaction that will transform the company but, at the same time, it makes the company a little more cyclical. I wonder what your thoughts are on that  theme and also is there any concern that we are more towards the latter stage of a cycle when you are trying to bulk up your exposure to Financial.

Dick Harrington:  Karl, I would say that the financial markets have a great deal of room ahead of them. If you look at the different types of assets, the way it is moving with different asset classes, also if you look at the expansion geographically as you start to look at China and India, from the industry point of view there is a lot of expansion in the industry. From the strategic point of view of Thomson Corporation, our strategy was to be a global information services company for the business of professional markets, and we feel that this is a sweet spot. Over time, professional markets will continue to grow and you will look at three things: when you look at the footprint we get with Reuters, you look at the brand and you look at the news service, all those things can be utilised across our existing assets, and you can only make them better. So this is a great opportunity for the Thomson Corporation, we are very pleased with the markets we are in and we believe there is still a lot of runway there.

Karl Choi:  I know it is still early yet, but is there any early read from customers as to what their reaction is?

Tom Glocer:  On the Reuters side, we share with Thomson Financial the same customer identities. Over the past week or so, as word had leaked about the potential to do a transaction, I have been hearing very positive reaction. The view is that by putting these two groups together with the complementary assets and teams, we can bring new products to market, we can provide much more effective competition in the market, so early reaction could not be more favourable.

Karl Choi:  Finally, I know you mentioned you will do whatever it needs to get the deal done but is there any sense, if the regulators require some sort of divestitures, of a limit as to how much each company may or may not do to get the deal done?

Tom Glocer:  Looking at it from all the analysis we have done and much has been done on both sides, we do not think it would be appropriate or necessary to have any divestitures for this to go through, given how wide open this industry is in modern times. There is no specific percentage set forth, or no specific limit, because we just do not believe it is realistic.

Drew McReynolds (RBC Capital Markets):  Thanks very much and congratulations. Just two follow-up questions. First, Bob, I think you mentioned in the presentation dividend is still an important part of the picture. Can you comment on whether anything changes going forward with respect to that policy as well as other uses of free cash flow going forward, including tuck-in acquisitions as you have conveyed over a period of time?  Lastly, on the scientific and healthcare businesses which are obviously a smaller part of the bigger picture, has anything changed with respect to commitment to those businesses?

Geoff Beattie:  Let me just stress the dividend policy point because obviously that is the responsibility and role of the Board of Directors and you can take comfort from the fact that Woodbridge did not interrupt their dividend policy for more than 30 years and we consider this, as Bob said, a very integral part of delivering total shareholder value, and I do not expect under the circumstances that the Board will be taking a different view of that going forward.

Bob Daleo: In terms of our use of free cash flow relative not only to dividends but to acquisitions, as I said before we are making this combination to grow, so we intend to continue to dedicate, as we have in the past, a substantial portion of the cash that we generate to redeploy back into the businesses. That would include the kind of acquisitions we have done in the past, and we contemplate in doing this transaction that we will leave ourselves the capability to continue to do that, supporting the growth in our professional group while we integrate the financial group.

In respect of scientific and healthcare, they are still large businesses earning half a billion dollars with terrific margins and good growth rates, but the fact that they are a smaller part of a bigger pie does not affect our thinking in terms of their value and long term capabilities.

Frank Golden:  Thanks very much, Bob. That will be our final question and that will conclude our call. We would like to thank you all for your participation today.

[End of call]

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CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation includes forward-looking statements, such as Thomson’s and Reuters’ beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson’s and Reuters’ current expectations. Forward-looking statements also include statements about Thomson’s and Reuters’ beliefs and expectations related to the proposed transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional  factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters’ respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

Non-GAAP financial measures (including pro forma financial information)

•                  This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

•                  Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under Canadian generally accepted accounting principles (‘Canadian GAAP’) and Reuters prepares its financial statements under International Financial Reporting Standards (‘IFRS’). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein.

•                  In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

•                  Both Thomson and Reuters use ‘non-GAAP’ measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.